FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, February 15, 2005, Series 2005-AP1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05045228


SEC MAIL
PROCESSING
RECEIVED
FEB 18 2005
WASH. D.C.
162
SECTION

PROCESSED

FEB 22 2005

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Feb. 17, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: 

Name: N. Dante LaRocca

~~Title: Managing Director~~

N. Dante LaRocca

Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation,

Alternative Loan Trust, Series 2005-AP1

Issuer

Nomura Asset Acceptance Corporation

Depositor

The collateral information contained herein reflects the anticipated January 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

Group I

Loans with an Original Loan-to-Value > 80			
Mortgage Insurance Company	Loan Count	Balance	% of Balance
Radian	106	18,510,061.49	58.40
PMI	36	7,907,263.97	24.95
MGIC	16	2,411,563.10	7.61
None	8	1,353,912.11	4.27
GEMIC	2	702,316.18	2.22
RMIC	4	513,730.45	1.62
UGRI	2	298,353.95	0.94
Total:	**174**	**31,697,201.25**	**100.00**

Nomura Asset Acceptance Corporation,

Alternative Loan Trust, Series 2005-AP1

Issuer

Nomura Asset Acceptance Corporation

Depositor

The collateral information contained herein reflects the anticipated January 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

Group II

Document	Purpose	Loan Count	Scheduled Balance	% of Scheduled Balance	% 2-4 Family	% Manufactured Housing	% Occupancy Status	% Sim. Seconds	WAC	Non-Zero Credit Score	Non-Zero DTI	LTV
Alt	Refi - Cash Out	1	$ 520,723.05	0.24	-	-	100.0	-	6.750	639	16.10	63.50
Total:		1	$ 520,723.05	0.24	-	-	100.0	-	6.750	639	16.10	63.50
Full	Purchase	80	$ 18,883,739.75	8.55	36.4	-	59.6	64.7	6.996	711	38.12	78.28
	Refi - Cash Out	19	$ 7,003,620.06	3.17	9.2	-	100.0	18.5	6.627	656	40.06	74.26
	Refi - Rate/Term	8	$ 4,816,689.49	2.18	-	-	100.0	2.0	6.348	673	32.99	68.41
Total:		107	$ 30,704,049.30	13.89	24.5	-	75.2	44.3	6.810	693	37.76	75.81
Limited	Purchase	3	$ 696,026.96	0.31	75.5	-	46.4	75.5	7.077	728	36.69	79.31
	Refi - Cash Out	2	$ 524,582.55	0.24	-	-	100.0	100.0	6.259	638	49.45	79.84
Total:		5	$ 1,220,609.51	0.55	43.1	-	69.4	86.0	6.725	689	42.18	79.54
No Ratio	Purchase	62	$ 17,231,234.27	7.80	46.9	-	77.0	67.1	7.656	692	-	79.53
	Refi - Cash Out	11	$ 4,619,355.63	2.09	6.3	-	92.3	37.7	7.002	666	-	75.84
	Refi - Rate/Term	6	$ 2,726,475.06	1.23	5.0	-	78.3	22.8	7.066	668	-	77.68
Total:		79	$ 24,577,064.96	11.12	34.6	-	80.0	56.7	7.468	684	-	78.63
None (NINA)	Purchase	106	$ 34,144,544.14	15.45	12.3	-	86.0	28.1	7.642	707	-	83.31
	Refi - Cash Out	36	$ 11,670,490.69	5.28	20.8	-	74.3	22.0	7.024	667	-	61.88
	Refi - Rate/Term	4	$ 1,565,579.91	0.71	-	-	74.5	77.0	7.447	663	-	75.07
Total:		146	$ 47,380,614.74	21.44	14.0	-	82.7	28.2	7.484	696	-	77.76
Reduced	Purchase	149	$ 41,861,254.55	18.94	32.4	-	81.3	67.5	7.203	697	36.19	79.33
	Refi - Cash Out	54	$ 27,721,175.68	12.54	3.8	-	91.6	13.5	6.546	672	33.75	65.24
	Refi - Rate/Term	21	$ 8,609,284.56	3.90	9.3	-	100.0	25.6	6.239	715	34.12	65.61
Total:		224	$ 78,191,714.79	35.38	19.7	-	87.0	43.7	6.864	690	35.10	72.82
Stated	Purchase	70	$ 24,026,517.30	10.87	32.1	-	73.2	64.1	7.327	694	39.25	80.19
	Refi - Cash Out	33	$ 12,008,280.49	5.43	26.9	-	73.1	19.6	7.039	680	37.80	70.16
	Refi - Rate/Term	5	$ 2,353,771.40	1.07	59.6	-	57.6	47.8	6.654	702	39.96	63.21
Total:		108	$ 38,388,569.19	17.37	32.1	-	72.2	49.2	7.196	690	38.84	76.01
Grand Total:		670	$ 220,983,345.54	100.00	23.0	-	81.0	43.0	7.113	691	36.60	76.61